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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No 5)

                         2002 Target Term Trust, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   902106103
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680
         (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 7, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D , and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                              (page 1 of 4 pages)

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                                 SCHEDULE 13D

CUSIP No. 902106103                                           Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         567,550 shares
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               567,550 shares

                    10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     567,550 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.27%

14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer

          Common Stock
          2002 Target Term Trust, Inc. ("TTR")
          1285 Avenue of the Americas
          New York, New York   10019

ITEM 2  Identity and Background

          a)   Karpus Management, Inc. d/b/a/ Karpus Investment Management
               ("KIM")
               George W. Karpus, President, Director, and controlling stockholder
               JoAnn VanDegriff, Vice President and Director
               Sophie Karpus, Director
          b)   14 Tobey Village Office Park, Pittsford, New York 14534
          c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments ).
          d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
          e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respec to such laws.
          f) Each of the Principals is a United States citizen. KIM is a New York State corporation.

ITEM 3  Source and Amount of Funds or Other Considerations

               KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction

               KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of TTR ( being a conservative investment grade fund ) fit the investment guidelines for various Accounts.

ITEM 5   Interest in Securities of the Issuer

          a) As of the date of this Report, KIM owns 567,550 shares which represents 7.27% of the outstanding Shares. George W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
          b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
          c)   Open market purchases and sales for the last 120 days.

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                           Price Per                                Price Per
       Date      Shares      Share             Date       Shares      Share
      3/5/98     -1,800     13.8125          4/22/98       3,100      13.75
      3/6/98     -2,100     13.8125          4/23/98       2,900      13.75
      3/9/98       -100     13.8125           5/6/98       1,000    13.8125
     3/10/98     -5,200     13.8125          5/14/98       3,750    13.8125
     3/11/98     -4,800     13.8125          5/18/98      -2,000      13.75
     3/16/98     -1,600     13.8125          5/28/98        -500    13.8125
     3/20/98        100     13.8125          5/29/98        -850    13.8125
     3/23/98      9,400     13.8125           6/2/98       3,600    13.8125
     3/24/98      5,100     13.8125           6/4/98       3,800    13.8125
     3/25/98      3,900     13.8125           6/5/98      -2,200    13.9375
      4/6/98      5,350     13.8125           6/8/98       3,250     13.875
      4/7/98      4,700     13.8125           6/9/98       6,200    13.8125
      4/8/98     -1,075     13.8125          6/11/98      10,000     13.875
      4/8/98      5,800     13.8125          6/12/98       1,000     13.875
      4/9/98     -1,600     13.8125          6/15/98       3,000     13.875
     4/14/98      1,600     13.8125          6/16/98      10,000     13.875
     4/15/98        700     13.8125          6/24/98       1,750     13.875
     4/16/98        700       13.75          6/25/98       3,100     13.875
     4/17/98      1,500       13.75          6/26/98       2,650     13.875
     4/20/98      1,500     13.8125          6/29/98       1,000     13.875
     4/20/98      1,600       13.75          6/30/98       1,000    13.9375
     4/21/98      3,500       13.75

               There have been no disposition and no acquisitions, other than by such open market purchases and sales, during such period.

ITEM 6 Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

               Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.

ITEM 7  Materials to be Filed as Exhibits

               Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Karpus Management, Inc.

July 7, 1998                                By: /s/ George W. Karpus
------------                                    ---------------------------
   Date                                                Signature

                                                George W. Karpus, President
                                                ---------------------------
                                                       Name / Title